PRESS RELEASE	MAY 10, 2023

Largo Reports First Quarter 2023 Financial Results and Provides Update to 2023 Operational and Sales Outlook

All dollar amounts expressed are in thousands of U.S. dollars unless otherwise indicated.

Q1 2023 and Other Highlights

  Revenues of $57.4 million, a 35% increase over Q1 2022, mainly due to greater sales quantities at a higher revenue per lb sold1; Revenues per pound sold1 of $9.14, a 5% increase over Q1 2022

  Operating costs of $45.9 million vs. $29.0 million in Q1 2022, and cash operating costs excluding royalties per pound1 of V2O5 equivalent sold of $5.15 vs. $3.97 in Q1 2022

  Net loss of $1.2 million vs. a net loss of $2.0 million in Q1 2022

  Cash provided before working capital items of $8.2 million, a 42% increase over Q1 2022

  In January 2023, the Company secured two debt facilities: a two-year debt facility of $15.0 million, bearing interest at 6.85% per annum with payments due quarterly and principal repayments starting after a grace period of 180 days, and a three-year debt facility of $10.0 million, bearing interest at 8.36% per annum with an initial fee of 0.70% and payments due semi-annually with principal repayments starting after a grace period of 360 days

  Cash balance of $61.6 million, debt of $65.0 million and a net working capital2 surplus of $119.3 million exiting Q1 2023

  Total V2O5 equivalent sales of 2,849 tonnes (including 245 tonnes of purchased material), a 28% increase over Q1 2022; V2O5 production 2,111 tonnes (4.6 million lbs3) vs. 2,441 tonnes (4.4 million lbs3) in Q1 2022

  The Company has adjusted its annual 2023 V2O5 equivalent production guidance to 9,000 - 11,000 tonnes from 11,000 - 12,000 tonnes, its annual 2023 V2O5 equivalent sales guidance to 8,700 - 10,700 tonnes from 10,300 - 11,300 tonnes and its cash operating cost excluding royalties per lb sold guidance to $4.85 - 5.65 from $4.85 - 5.25

  Q1 2023 results conference call and webcast: Thursday, May 11th at 1:00 p.m. ET

Vanadium Market Update4

  Spot demand remained strong in Q1 2023, primarily due to higher-than-expected demand from the aerospace sector with demand in the energy storage market anticipated to increase in future quarters largely due to anticipated Chinese vanadium redox flow battery ("VRFB") deployments

  The average benchmark price per pound of V2O5 in Europe was $10.39 in Q1 2023, a 3% decrease from the average of $10.72 seen in Q1 2022; The average benchmark price per kg of ferrovanadium ("FeV") in Europe was $39.46 in Q1 2023, a 15% decrease from the average of $46.17 seen in Q1 2022, mainly due to lower spot demand from the steel sector in the quarter

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial and operating results for the three months ended March 31, 2023. The Company reported quarterly vanadium pentoxide ("V2O5") equivalent sales of 2,849 tonnes at a cash operating cost excluding royalties per pound1 sold of $5.15.

Daniel Tellechea, Interim CEO and Director of Largo, stated: "While first quarter results were in line with our annual 2023 guidance, we have revised our 2023 production, sales and cost guidance due to heavy rain in December causing the Company to delay its infill drilling campaign for 2023, which is required for further refinement of the Company's short-term mining model. Returning to normalized production levels remains the top priority for Largo as we work through this period of adjustment in our mining operations."

He continued: "However, we should not overlook the upcoming catalysts for the Company in 2023. We continued to progress with the construction of our ilmenite concentration plant during the first quarter and expect to complete construction in Q2 2023, with commissioning and ramp up following shortly thereafter. In addition, installation of our 6.1 megawatt-hour vanadium battery in Spain continued during Q1 2023 with final provisional acceptance scheduled for Q3 2023." He concluded: "As for the market, vanadium prices decreased approximately 6% in April 2023 as a result of lower short-term steel demand. Despite this, we believe vanadium's long-term and medium-term fundamentals remain strong, with considerable demand growth expected in the future from battery applications."

Financial Results

(thousands of U.S. dollars ($), except for basic (loss) per share and diluted (loss) per share)	Three months ended
	March 31, 2023	March 31, 2022
Revenues	57,421	42,688
Operating costs	(45,931)	(28,958)
Direct mine and production costs	(28,419)	(17,560)
Net income before tax	715	814
Income tax (expense)	(333)	(602)

Deferred income tax (expense)	(1,589)	(2,166)
Net (loss)	(1,207)	(1,954)
Basic (loss) per share	($0.02)	($0.03)
Diluted (loss) per share	($0.02)	($0.03)
Cash provided before working capital items	8,150	$5,751
Net cash provided by (used in) operating activities	4,953	(4,050)
Net cash provided by financing activities	25,305	385
Net cash (used in) investing activities	(23,406)	(4,268)
Net change in cash	7,104	(5,396)
	As at
	March 31, 2023	December 31, 2022
Cash	61,575	54,471
Debt	65,000	40,000
Working capital surplus[2]	119,345	115,171

Maracás Menchen Mine Operational and Sales Results

	Q1 2023	Q1 2022

Total Ore Mined (tonnes)	341,967	303,652
Ore Grade Mined - Effective Grade[5] (%)	0.81	1.27

Concentrate Produced (tonnes)	78,695	92,324
Grade of Concentrate (%)	2.99	3.21
Global Recovery[6] (%)	83.0	77.5

V2O5 Produced (Flake + Powder) (tonnes)	2,111	2,442
V2O5 produced (equivalent pounds3)	4,653,953	5,383,682
V2O5 Equivalent Sold (tonnes)	2,849	2,232
Produced V2O5 equivalent sold (tonnes)	2,604	2,153
Purchased V2O5 equivalent sold (tonnes)	245	79

Cash Operating Costs Excluding Royalties per pound ($/lb)[1]	5.15	3.97
Revenues per pound sold ($/lb)[1]	9.14	8.67

Q1 2023 Financial Highlights

  During Q1 2023, the Company recognized revenues of $57.4 million from sales of 2,849 tonnes of V2O5 equivalent (Q1 2022 - 2,232 tonnes). This represents a 35% increase in revenues over Q1 2022 ($42.7 million) and is mainly due to greater sales quantities at a higher revenue per lb sold1.

  Operating costs of $45.9 million in Q1 2023 (Q1 2022 - $29.0 million) include direct mine and production costs of $28.4 million (Q1 2022 - $17.6 million), conversion costs of $1.9 million (Q1 2022 - $1.8 million), product acquisition costs of $4.2 million (Q1 2022 - $1.6 million), royalties of $2.4 million (Q1 2022 - $2.0 million), distribution costs of $1.4 million (Q1 2022 - $1.4 million), depreciation and amortization of $7.3 million (Q1 2022 - $4.3 million) and iron ore costs of $0.3 million (Q1 2022 - $0.2 million). The increase in direct mine and production costs is attributable to low ore availability due in part to the heavy rains in December 2022, as well as a shutdown for the completion of the planned maintenance and refractory refurbishment in the kiln. Higher mining costs, the lack of production stability and the ramp up following the shutdown negatively impacted costs in Q1 2023. In addition, as compared with Q1 2022, the Company experienced cost increases in critical consumables, including sodium carbonate, as well as increased consumption of ammonium sulfate.

  Cash operating costs excluding royalties per pound1 sold were $5.15 in Q1 2023, compared with $3.97 in Q1 2022. The increase seen in Q1 2023 compared with Q1 2022 is largely due to the reasons noted above for operating costs, with the previously noted plant shutdowns negatively impacting operational and financial performance for the quarter.

  Professional, consulting and management fees were $5.5 million in Q1 2023, compared with $5.9 million in Q1 2022, representing a 6% decrease. The decrease is primarily due to lower costs incurred for Largo Physical Vanadium Corp. ("LPV") in Q1 2023 than in the previous comparative quarter.

  Other general and administrative expenses were $3.3 million in Q1 2023, compared with $1.7 million in Q1 2022. The increase is primarily attributable to increased depreciation in Q1 2023 from the Company's software intangible asset, as well as increased IT related costs in support of the Company's enterprise resource planning ("ERP") software implementation. The Company also saw increased costs at LCE, which are primarily related to increased travel costs arising from its battery installation activities in Spain.

  Share-based payments in Q1 2023 decreased from Q1 2022 by 266% to an expense recovery of $1.3 million. The decrease was attributable to the reversal of share-based payment expenditures on forfeited unvested stock options and restricted share units ("RSUs") as well as a reduced number of stock options and RSUs granted in Q1 2023, as compared with Q1 2022.

  Finance costs were $1.4 million in Q1 2023, compared with $0.2 million in Q1 2022. The increase is attributable to increased debt, as well as an initial financing fee on the Company's new debt facilities.

  Technology start-up costs were $2.8 million in Q1 2023, representing a 7% decrease over Q1 2022. These costs relate to activities at LCE focussed on the deployment of its initial VCHARGE VRFB system in Spain with the quarter seeing increased activity by the field service team and higher transportation and installation costs.

  Cash provided by financing activities in Q1 2023 increased from cash provided by financing activities in Q1 2022 by $24.9 million. The movement is primarily due to the receipt of debt of $25.0 million.

  Cash used in investing activities in Q1 2023 of $23.4 million is an increase from the $4.3 million seen in Q1 2022. This is primarily due to capital expenditures for the ilmenite project and purchases of vanadium assets by LPV of $8.6 million.

Additional Corporate Updates

  Q1 2023 Production Overview: Production of 2,111 tonnes of V2O5 in Q1 2023 was 14% lower than the 2,442 tonnes of V2O5 produced in Q1 2022. In Q1 2023, the Company experienced reduced massive ore inventory arising from the heavy rainfall in December 2022. The planned kiln maintenance and refractory refurbishment initially scheduled for February was completed in January during the stoppage in operations. In Q1 2023, the transition in mining contractor was completed and 341,967 tonnes of ore were mined with an effective grade5 of 0.81% of V2O5. The ore mined in Q1 2023 was 13% higher than in Q1 2022. The Company produced 78,695 tonnes of concentrate with an effective grade5 of 2.99%. The global recovery6 achieved in Q1 2023 was 83.0%, an increase of 7.1% from the 77.5% achieved in Q1 2022 and 11.1% higher than the 74.7% achieved in Q4 2022. The global recovery6 in January was 83.1%, with 82.9% achieved in February and 82.7% achieved in March. Subsequent to Q1 2023, production in April 2023 was 676 tonnes of V2O5 equivalent.

  Q1 2023 High Purity Production: In Q1 2023, the Company produced 1,041 V2O5 equivalent tonnes of high purity products, including 813 tonnes of high purity V2O5 and 228 tonnes of high purity vanadium trioxide ("V2O3"). This represented 49% of the total quarterly production.

  Q1 2023 Sales Overview and Outlook: In Q1 2023, the Company sold 2,849 tonnes of V2O5 equivalent (Q1 2022 - 2,232 tonnes), including 245 tonnes of purchased products (Q1 2022 - 79 tonnes). Logistical challenges and transport costs have eased from their highs and the Company expects further improvements in the coming quarters and the Company continued to deliver on all its commercial commitments. The Company has also committed to the purchase of 60 tonnes per month of V2O5 from third parties for the remainder of the year. Subsequent to Q1 2023, sales in April 2023 were 1,101 tonnes of V2O5 equivalent, including 78 tonnes of purchased material.

  Stack Manufacturing Facility Improvements at LCE: All building improvements at Largo Clean Energy's ("LCE") facility in Wilmington, Massachusetts were completed during Q1 2023. Stack manufacturing has moved into its final location and LCE will now begin the process of restarting and scaling up the capacity to 12.5 megawatts ("MW") by the end of the year, with an ultimate capacity of 100 MW by the end of 2025. The sub-scale and chemistry teams have moved into their new lab, which, following an upgrade over the next two quarters, will increase the material and core technology testing capacity to support new vendors and performance improvements.

  Promotion of Paul Vollant to Chief Commercial Officer: Effective May 9, 2023, Largo has promoted Paul Vollant to Chief Commercial Officer in order to oversee all sales and strategic business development efforts related to the commodity division of the Company. His promotion reflects an unwavering commitment and support of the Company's sales efforts to date, including the establishment and oversight of Largo's sales and trading department. Mr. Vollant is highly experienced in the sales and marketing of metals and minerals and has specialized in strategic metals, particularly vanadium and titanium. Mr. Vollant joined Largo in 2019 as Director of Sales and Trading and was subsequently promoted to Vice President of Commercial in 2021.

Update of 2023 Production and Sales Strategy Outlook

The Company is in the process of reviewing its short-term mine model to incorporate on-going infill drilling at the Campbell Pit. Based on results to date and expected future results, the Company has adjusted its annual 2023 production, sales and cash cost guidance.

Revised 2023 Production, Sales and Cost Guidance

Tonnes V2O5	Q2		Q3		Q4		2023
	Low	High	Low	High	Low	High	Low	High
Production	2,200	2,400	2,400	3,300	2,400	3,300	9,000	11,000
Sales[1]	1,900	2,300	2,000	2,600	2,200	3,300	8,700	10,700

i. The revised annual 2023 sales guidance does not include purchased material.

Cash Operating Cost Excluding Royalties ($/lb sold)[1]	$4.85 - 5.65

Q1 2023 Webcast and Conference Call Information

To join the conference call without operator assistance, you may register and enter your phone number at https://emportal.ink/40oF5sO to receive an instant automated call back.

You can also dial direct to be entered to the call by an Operator via dial-in details below.

Conference Call Details
Date:	Thursday, May 11, 2023
Time:	1:00 p.m. ET
Dial-in Number:	Local: +1 (416) 764-8650
North American Toll Free: +1 (888) 664-6383
Conference ID:	09350530
Webcast Registration Link:	https://app.webinar.net/NxAb5Ek3Yjp
RapidConnect Link	https://emportal.ink/40oF5sO
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: +1 (888) 390-0541
Replay Passcode: 350530#
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: www.largoinc.com/English/investor-resources

A playback recording will be available on the Company's website for a period of 60-days following the conference call.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim financial statements for the three months ended March 31, 2023 and 2022 and its management's discussion and analysis for the three months ended March 31, 2023 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedar.com and www.sec.gov.

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing an ilmenite concentration plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) leading vanadium supplier with an outlined growth plan and 2.) U.S.-based energy storage business support a low carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing of ilmenite production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and successfully operate a VRFB business, the projected timing and cost of the completion of the EGPE project; our ability to protect and develop our technology, our ability to maintain our IP, the competitiveness of our product in an evolving market, our ability to market, sell and deliver our VCHARGE batteries on specification and at a competitive price, our ability to successfully deploy our VCHARGE batteries in foreign jurisdictions; our ability to negotiate and enter into a joint venture with Ansaldo Green Tech on terms satisfactory to the Company and the success of such joint venture;  the receipt of necessary governmental permits and approvals on a timely basis, our ability to secure the required resources to build and deploy our VCHARGE batteries, and the adoption of VRFB technology generally in the market.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium commodities; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine, the competitiveness of the Company's VRFB technology; the ability to obtain funding through government grants and awards for the Green Energy sector, the accuracy of cost estimates and assumptions on future variations of VCHARGE battery system design, that the Company's current plans for ilmenite and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

Q1 2023 Net Income Reconciliation

		Q1 2023
Total V2O5 equivalent sold	000s lbs	6,281	A
	tonnes[1]	2,849

Produced V2O5 equivalent sold	000s lbs	5,741	B
	tonnes[1]	2,604

Revenues per pound sold	$/lb	$9.14	C
Cash operating costs per pound	$/lb	$5.58	D

1. Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

		Q1 2023
Revenues		$57,421	A x C 2,849 tonnes of V2O5 equivalent sold (Q1 2022 - 2,232 tonnes), with revenues per pound sold of $9.14 (Q1 2021 - $8.67)
Cash operating costs		(32,017)	B x D Global recovery of 83.0% (Q1 2022 - 77.5%), impact of shutdowns and cost and consumption increases for critical consumables, including HFO, ammonium sulfate and sodium carbonate
Other operating costs
Conversion costs (costs incurred in converting V2O5 to FeV that are recognized on the sale of FeV)	(1,918)		Note 19 568 tonnes of FeV sold
Product acquisition costs (costs incurred in purchasing products from 3rd parties that are recognized on the sale of those products)	(4,178)		Note 19 245 tonnes of V2O5 equivalent of purchased products sold, compared with 79 tonnes in Q1 2022 with a cost of $1,550

		Q1 2023
Distribution costs	(1,447)		Note 19
Depreciation	(7,251)		Note 19
Increase in legal provisions	(119)		See "other general and administrative expenses" section on page 5 of the Q1 2023 MD&A
Iron ore costs	(273)		Note 19
		(15,186)
Commercial & Corporate costs
Professional, consulting and management fees	(2,133)		Note 15 (Sales & trading plus Corporate)
Other general and administrative expenses	(1,389)
Share-based payments	1,342
		(2,180)
Largo Clean Energy		(6,602)	Note 15 (excluding finance costs and foreign exchange) 2023 guidance between $13,500 and $14,500

Largo Physical Vanadium		(80)	Note 15 (excluding finance costs and foreign exchange)
Titanium project		(105)	Note 15 - "other"
Foreign exchange loss		417
Finance costs		(1,426)
Interest income		712
Exploration and evaluation costs		(239)

Net income before tax		715

Income tax expense		(333)
Deferred income tax expense		(1,589)

Net income (loss)		$(1,207)

Non-GAAP Measures

The Company uses certain non-GAAP measures in its press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Revenues Per Pound

The Company's press release refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 18 as per the Q1 2023 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2023	March 31, 2022
Revenues - V2O5 produced[i]	$34,526	21,814
V2O5 sold - produced (000s lb)	3,798	2,694
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$9.09	8.10

Revenues - V2O5 purchased[i]	$2,528	386
V2O5 sold - purchased (000s lb)	309	44
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$8.18	8.77

Revenues - V2O5[i]	$37,054	22,200
V2O5 sold (000s lb)	4,107	2,738
V2O5 revenues per pound of V2O5 sold ($/lb)	$9.02	8.11

Revenues - V2O3 produced[i]	$1,483	-
V2O3 sold - produced (000s lb)	134	-
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$11.07	-

Revenues - V2O3 purchased[i]	$1,155	-
V2O3 sold - purchased (000s lb)	88	-
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$13.13	-

Revenues - V2O3[i]	$2,637	-
V2O3 sold - purchased (000s lb)	223	-
V2O3 revenues per pound of V2O3 sold ($/lb)	$11.83	-

Revenues - FeV produced[i]	$17,428	19,028

	Three months ended
	March 31, 2023	March 31, 2022
FeV sold - produced (000s kg)	568	632
FeV revenues per kg of FeV sold - produced ($/lb)	$30.68	30.11

Revenues - FeV purchased[i]	$301	1,460
FeV sold - purchased (000s kg)	10	40
FeV revenues per kg of FeV sold - purchased ($/lb)	$30.10	36.50

Revenues - FeV[i]	$17,730	20,488
FeV sold (000s kg)	578	672
FeV revenues per kg of FeV sold ($/lb)	$30.67	30.49

Revenues[i]	$57,421	42,688
V2O5 equivalent sold (000s lb)	6,281	4,921
Revenues per pound sold ($/lb)	$9.14	8.67

i. As per note 18 in the Company's Q1 2023 unaudited condensed interim consolidated financial statements.

Cash Operating Costs and Cash Operating Costs Excluding Royalties

The Company's press release refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q1 2023 unaudited condensed interim consolidated financial statements.

	Three months ended
	March 31, 2022	March 31, 2022
Operating costs[i]	$45,931	$28,958
Professional, consulting and management feesii	844	1,036
Other general and administrative expensesii[i]	309	267
Add: insurance proceeds[i]	-	-
Less: iron ore costs[i]	(273)	(215)
Less: conversion costs[i]	(1,918)	(1,847)
Less: product acquisition costs[i]	(4,178)	(1,550)
Less: inventory write-down[i]	(1,447)	(1,455)
Less: depreciation and amortization expense[i]	(7,251)	(4,305)
Cash operating costs	32,017	20,889
Less: royalties[i]	(2,445)	(2,026)
Cash operating costs excluding royalties	29,572	18,863
Produced V2O5 sold (000s lb)	5,741	4,747
Cash operating costs per pound ($/lb)	$5,58	$4.40
Cash operating costs excluding royalties per pound ($/lb)	$5.15	$3.97

i. As per note 19 in the Company's Q1 2023 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 15 in the Company's Q1 2023 unaudited condensed interim consolidated financial statements.

iii. As per the Mine properties segment in note 15 less the increase in legal provisions of $0.1 million (Q1 2023) as noted in the "other general and administrative expenses" on page 5 of the Company's Q1 2023 management's discussion and analysis.

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[1] Revenues per pound sold and cash operating costs are non-GAAP financial measures, and cash operating costs per pound and cash operating costs excluding royalties per pound are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

[2] Defined as current assets less current liabilities per the consolidated statements of financial position.

[3] Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

[4] Fastmarkets Metal Bulletin.

[5] Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.

[6] Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.